UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Rx Safes, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

78348J105

(CUSIP Number)

Craig Herman Blaesing

4125 Sicily Dr.

Frisco, TX 75034

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 78348J105	Schedule 13D/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Craig Herman Blaesing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 28,473,880 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,773,880 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,773,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

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(1)	Includes 1,073,880 shares of common stock of the Issuer held in his name, and 137 shares of Series B Preferred Stock of the Issuer held in his name that have the right to cast 200,000 votes for each share held of record on all matters submitted to a vote of holders of the Issuer’s common stock.
(2)	Includes 1,073,880 shares of common stock of the Issuer held in his name, 137 shares of Series B Preferred Stock of the Issuer that may be converted into 13,700,000 shares of common stock of the Issuer.
(3)	Based on a total of 11,537,152 shares of the Issuer’s common stock outstanding as of February 18, 2016, including the derivative securities set forth in Note 2 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

This Schedule 13D Amendment No. 2 (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 30, 2015 (the “Schedule 13D”) and the Schedule 13D Amendment No. 1 filed with the SEC on October 19, 2015.

Item 2.  IDENTITY AND BACKGROUND.

This Schedule 13D/A is being filed by Craig Herman Blaesing, a citizen of the United States of America (the “Reporting Person”). The Reporting Person is a 10% or greater holder of the Company. The Reporting Person’s business address is 4125 Sicily Dr., Frisco, TX 75034.

During the last ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On November 12, 2015, the Issuer conducted a one to two hundred reverse split of its outstanding common stock.

On February 8, 2016, the Reporting Person acquired 1,000,000 shares of the Issuer’s common stock in conversion of 10 shares of Series B Convertible Preferred Stock of the Issuer.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Certificate of Change. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2015.

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 SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2016	By:	/s/ Craig Herman Blaesing
Craig Herman Blaesing

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